EXHIBIT 99.1

Fusion Fuel Receives Staff Determination Notice from Nasdaq, Submits Appeal Request

DUBLIN, Nov. 12, 2024 (GLOBE NEWSWIRE) -- Fusion Fuel Green PLC (“Fusion Fuel” or the “Company”) today announced that the Company received a letter (the “Staff Determination Notice”) from the staff of the Listing Qualifications Department (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”). The Staff Determination Notice noted that on May 8, 2024, the Staff had notified the Company that it did not comply with the minimum $10,000,000 stockholders’ equity requirement for continued listing set forth in Nasdaq Listing Rule 5450(b)(1)(A), since the Company’s Form 20-F for the fiscal year ended December 31, 2023, reported stockholders’ equity of $3,022,125. The Staff Determination Notice also noted that the Company did not meet the continued listing requirements under the alternative standards for continued listing.

Pursuant to Nasdaq rules, the Company timely submitted a plan to regain compliance. Among other things, the plan had included the Company’s request to transfer its listing to The Nasdaq Capital Market by November 4, 2024, which was 180 days after the date of the Deficiency Notice, the maximum number of days that the Staff had discretion to grant to regain compliance pursuant to Nasdaq Listing Rule 5450(b)(1)(A). The Company subsequently indicated to the Staff that it planned to satisfy the requirements to transfer its listing to The Nasdaq Capital Market by the completion of certain transactions by November 4, 2024. The Company was unable to consummate these transactions by November 4, 2024.

The Staff Determination Notice stated that the Staff had made the determination to deny the Company’s request for continued listing on The Nasdaq Capital Market (the “Staff Determination”). The Staff Determination Notice stated that unless the Company requested an appeal of the determination by November 12, 2024, trading of the Company’s ordinary shares and warrants would be suspended at the opening of business on November 14, 2024, and a Form 25-NSE will be filed with the Securities and Exchange Commission, which will remove the Company’s securities from listing and registration on Nasdaq.

The Company has submitted a request for hearing before a Nasdaq Hearings Panel (the “Panel”). The Company’s hearing request will stay the suspension of the Company’s securities and the filing of the Form 25-NSE pending the Panel’s decision. There can be no assurance that the Panel will grant the Company’s request for continued listing.

About Fusion Fuel Green PLC

Fusion Fuel is an emerging leader in the green hydrogen sector committed to accelerating the energy transition through the development of disruptive, clean hydrogen solutions. Fusion Fuel’s patented miniaturized Proton Exchange Membrane (PEM) electrolyzer – the HEVO – and building-block approach to green hydrogen production, unlock unprecedented modularity, flexibility, and reliability in the design and deployment of small-to-midscale green hydrogen solutions. Its business lines include the sale of its electrolyzer systems, the development and sale of turnkey hydrogen plants, and the provision of end-to-end project engineering and advisory services. Learn more about Fusion Fuel by visiting our website at https://www.fusion-fuel.eu, and by following us on LinkedIn.

Forward Looking Statements

This press release includes “forward-looking statements.” Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target”, “may”, “intend”, “predict”, “should”, “would”, “predict”, “potential”, “seem”, “future”, “outlook” or other similar expressions (or negative versions of such words or expressions) that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements.

Investor Relations Contact

ir@fusion-fuel.eu